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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F  ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items
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1.   MER Telemanagement  Solutions Ltd. Press Release re MTS Announces Expansion
     of Stock Repurchase Program; Board of Directors Approves Additional 300,000 Share Repurchase dated April 9, 2003.


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                                                                          ITEM 1


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Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Announces Expansion of Stock Repurchase Program;
Board of Directors Approves Additional 300,000 Share Repurchase

Wednesday April 9, 9:01 am ET

RAMAT GAN, Israel, April 9 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today announced that its Board of Directors increased the number of shares to be repurchased under its stock repurchase program from 300,000 to 600,000 ordinary shares. Purchases will be made in open market transactions or otherwise from time to time, based on then-existing conditions.

To date, the Company has repurchased 275,810 ordinary shares at a cost of approximately $345,000, and as of this date 4,606,938 ordinary shares are outstanding.

Mr. Shai Levanon, Chief Executive Officer of the Company stated, "We continue to believe that our shares represent an attractive investment for the Company, especially at their current market value. The extension of the stock repurchase program reflects management's continued confidence in the Company's long-term prospects and its desire to support our public stockholders."

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com
o (Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.)



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                            ---------------------------------
                                                   (Registrant)



                                            By: /s/ Shai Levanon
                                               ---------------------------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: April 9, 2003